Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,	For the fiscal years ended June 30,
	2009	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income tax expense	$1,263	$(5,539)	$7,321	$5,306	$4,405	$3,561
Add:
Equity (earnings) losses from affiliates	(90)	309	(327)	(1,019)	(888)	(355)
Dividends received from affiliates	152	298	342	252	178	138
Fixed charges, excluding capitalized interest	629	1,152	1,081	1,016	910	845
Amortization of capitalized interest	36	50	33	34	44	48

Total earnings (losses) available for fixed charges	$1,990	$(3,730)	$8,450	$5,589	$4,649	$4,237

Fixed charges:
Interest on debt and finance lease charges	$514	$927	$882	$843	$792	$737
Capitalized interest	23	55	44	24	28	31
Perpetual preference dividends paid	—	—	—	—	—	10
Interest element on rental expense	115	225	199	173	118	108

Total fixed charges	$652	$1,207	$1,125	$1,040	$938	$886

Ratio of earnings to fixed charges	3.1	**	7.5	5.4	5.0	4.8

**	Earnings do not cover fixed charges by $4.9 billion during the fiscal year ended June 30, 2009 due to the non-cash impairment charge of $8.9 billion ($7.2 billion, net of tax). (See Note 9 to the Consolidated Financial Statements of News Corporation contained in its Current Report on Form 8-K, filed February 12, 2010.)